Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14-6 under the Securities Exchange Act of 1934, as amended

Filing Person: W. P. Carey Inc.

Subject Company: Corporate Property Associates 15 Incorporated

Commission File No.: 000-50249

Registration File No.: 333-180328

W.P. CAREY CPA®:15 Important Information for CPA®:15 Stockholders Your Board of Directors requests your approval of a proposal to merge CPA®:15 and W. P. Carey & Co. LLC Please vote by September 12, 2012 A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at www.sec.gov and www.cpa15.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

Dear Fellow CPA®:15 Stockholder, The Boards of Directors of Corporate Property Associates 15 (“CPA®:15”) and W. P. Carey & Co. LLC (“W. P. Carey”) have unanimously approved a proposal to combine the two companies by a merger and related transactions, which we refer to as the “merger.” Immediately prior to the merger, W. P. Carey will convert into a real estate investment trust (“REIT”) and will continue to trade on the New York Stock Exchange under the symbol “WPC.” We believe this transaction will be beneficial to CPA®:15 stockholders by providing them with liquid shares in a company poised for growth and continued stable income. “We believe that the We propose to merge CPA®:15 into W. P. Carey Inc., the new REIT, because we believe that the proposed merger and combined company will offer: REIT conversion are greater liquidity for CPA®:15 stockholders while supporting W. P. Carey’s strategy of growing in the best interests of real estate assets under ownership both CPA®:15 investors and W. P. Carey. In continued income through a stable and attractive dividend addition to providing a high quality portfolio of premium net lease assets diversified across industries, geographies liquidity for CPA®:15 and property types investors, this transaction a combined market capitalization of approximately $5 billion will enhance our a world-class asset management platform that generates fee revenues and provides strength and flexibility, for greater scale potential with a larger balance sheet and more e estimated Net Asset Value (“NAV”) of CPA®:15 was determined, based in part upon a valuation diversified portfolio.” of its real estate portfolio as prepared by a third party valuation firm, to be $10.40 per share as of September 30, 2011. As a CPA®:15 stockholder, you will receive merger consideration consisting – W. P. Carey & Co. LLC of $1.25 in cash and 0.2326 of a share of W. P. Carey Inc. common stock for each CPA®:15 share Chief Executive Officer, Trevor Bond you own on the date the merger is completed. Based on W. P. Carey’s closing price of $46.08 on July 23, 2012, the implied nominal value of the merger consideration is $11.97 per share, a 15% premium to CPA®:15’s September 30, 2011 NAV. e ultimate merger consideration may be higher or lower as of the closing date of the merger due to changes in W. P. Carey’s stock price. We urge you to obtain current market quotations for W. P. Carey’s listed shares. is transaction will provide you with liquidity by delivering shares in a publicly-traded global company that benefits from a long-term, income oriented investment strategy that is similar to the strategy you have come Ownership Real to rely Estate on, as well 46% as the income 54% generated Management Asset by W. P. Carey’s management of its ongoing CPA® REIT programs. e combined company is expected to have a total market capitalization of approximately $5 billion, with approximately $12 billion in assets owned and under management and a more diversified portfolio of approximately 450 net-lease assets. As a result of its larger size and Based on pro forma revenues for the year ended December 31, 2011, rental revenues represent approximately 83% of the combined company’s revenues and asset management revenues represent the balance, excluding reimbursed cost from affiliates, wholesaling fees and pass-thru costs. This is expected to solidify the market’s recognition of W. P. Carey Inc. as a REIT and reinforce the benefits of the REIT conversion. Combined Company Revenues Real Estate 83% 17% Asset Ownership Management 2 WWW .CPA15.COM

enhanced balance sheet, the combined company is expected to have greater financial flexibility and better access to capital markets with a lower cost of capital than CPA®:15 on a stand-alone basis.

The merger of CPA®:15 and W. P. Carey is subject to various closing conditions, including stockholder approvals, and cannot be assured.

This brochure provides you with additional information about the proposed merger. We encourage you to read the entire brochure and the Joint Proxy Statement/Prospectus.

**The Board of Directors of CPA®:15 unanimously recommends that you vote FOR the approval of the merger.**

**The Merger at a Glance**

| | |
|---|---|
| **Transaction Consideration** | CPA®:15 stockholders will receive 0.2326 shares of W. P. Carey Inc. common stock and $1.25 of cash for each CPA®:15 share. Based on W. P. Carey's closing price of $46.08 on July 23, 2012, the implied nominal value received by CPA®:15 stockholders is $11.97 per share |
| **Post-Transaction Structure** | W. P. Carey will convert to a REIT immediately prior to the closing of the merger |
| **Total Value and Key Metrics** | Total transaction value of $2.6 billion, including CPA®:15 net debt of $1.2 billion, as of December 31, 2011 |
| **Dividends** | Post-closing, W. P. Carey anticipates increasing its annual dividend to $2.60 per share; however, future dividends are not guaranteed |
| **Anticipated Post-Merger Rate of Return** | Assuming a $2.60 annual distribution rate[1], 6.98% on invested capital of $8.67 per share (an original investment of $10.00 per share of CPA®:15 common stock less the $0.08 per share special distribution on January 15, 2008 plus the $1.25 of cash received as part of the merger consideration) |
| **WPC Management and Board** | No changes anticipated from the current Management and Board |
| **Timing** | Transaction currently expected to close in Q3 2012 |

1 The anticipated annual distribution rate of $2.60 per share is based on WPC's current estimates of its annual REIT taxable income which WPC believes to be reasonable but may ultimately prove incorrect. Future distributions are not guaranteed and may be subject to limitation under WPC's debt instruments.

Your vote is very important regardless of the number of shares you own. Please vote by phone at 1-800-690-6903, on the Internet at www.proxyvote.com, or return your proxy card today. If you do not vote, the effect will be the same as voting against the merger.

We have attempted to anticipate the questions you may have and to answer them in the pages that follow and in the Joint Proxy Statement/Prospectus. However, if you have any additional questions regarding the proposed merger, or if you need assistance with voting, please feel free to contact Computershare Fund Services, which has been retained to answer any questions. You can reach them at their toll-free number 1-866-432-8736.

**We have been committed over the years to serving the interests of our stockholders and we believe that this transaction will facilitate our ability to generate increasing growth and stockholder value.**

With best regards,



Trevor P. Bond
Chief Executive Officer

MERGER PROPOSAL 3

**CPA®:15 Performance**

$10 per share original offering price

| | |
|---|---|
| Total per share cash distributions since inception[2] | $7.07 |
| Total per share merger consideration-implied value as of July 23, 2012 ($1.25 cash + 0.2326 shares of WPC)[3] | $11.97 |
| Total per original $10 share | $19.04 |
| Total Return as % of Original Investment | 190% |

**Annualized Yield[4]**



7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
6.05%
6.21%
6.29%
6.37%
6.48%
6.64%
6.96%
7.21%
7.29%
7.35%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

2 Includes special cash distribution of $0.08 per share paid in January 2008.

3 Based on W. P. Carey's closing price of $46.08 on July 23, 2012. The ultimate transaction consideration will be based upon the closing price of WPC stock at the time the transaction is executed and may result in a higher or lower total value to CPA®:15 stockholders. We urge you to obtain current market quotations for W. P. Carey's listed shares.

4 Annualized yield = cash distributions paid/remaining invested capital.

## CPA®:15's Reasons for the Merger with W. P. Carey include:

- the merger consideration to be received by CPA®:15's stockholders, valued at approximately $11.97 based upon the closing price of W. P. Carey's listed shares on July 23, 2012, represented an approximately 15% premium to CPA®:15's estimated NAV per share of $10.40 as of September 30, 2011;
- W. P. Carey Inc.'s election to qualify as a REIT and the belief that, based upon W. P. Carey's anticipated dividends per share after its conversion to a REIT, the transaction will enable CPA®:15's stockholders to continue to receive attractive dividends;
- the expectation that the proposed transaction will provide liquidity to CPA®:15's stockholders by delivering shares in a publicly-traded listed company with a broad stockholder base;
- the receipt of the stock portion of the merger consideration will be tax deferred to CPA®:15 stockholders, until such time as those shares of W. P. Carey Inc. are sold;
- the CPA®:15 Board of Directors and CPA®:15 Special Committee's belief that the proposed transaction will be immediately accretive to the combined company's AFFO[5] per share and cash available for distributions per share and provide the opportunity for continuation of stable dividend growth;
- the expectation that the combined company will be among the largest publicly-traded REITs with an expected total market capitalization of approximately $5 billion, $12 billion in assets under management (including assets owned by the combined company) and a more diversified portfolio of approximately 450 net-leased assets.

## Potential Negative Factors and Risks of the Merger with W. P. Carey include:

- W. P. Carey and its affiliates serve as advisor to other CPA® REITs that have objectives substantially similar to those of the combined company, and the conflicts of interest that may arise from such advisor's role as well as the possibility that CPA® REITs may compete with the combined company with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties;
- the average lease maturity of CPA®:15's portfolio is approximately 10.4 years as of December 31, 2011. The average lease maturity in the combined company's portfolio will be approximately 9.2 years, thereby increasing overall risks related to re-leasing or sale of properties upon expiration of such leases;
- the possibility that the transaction with W. P. Carey would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for CPA®:15 that might result if the proposed transaction with W. P. Carey were announced and not completed;
- the risk that a different liquidity alternative could ultimately prove to be more beneficial to CPA®:15 stockholders than the proposed transaction with W. P. Carey;
- the fact that prospective third parties were not contacted regarding other possible liquidity alternatives;
- the merger consideration is fixed and will not be adjusted for changes in the price of W. P. Carey's listed shares or changes in the NAV of CPA®:15 prior to the merger, which means that the value of the merger consideration could decrease prior to the closing of the merger if the trading price of W. P. Carey's listed shares decreases, even if the NAV of CPA®:15 increases.

5 FFO as modified to exclude certain non-cash charges such as amortization of intangibles, deferred income tax benefits and expenses, straight-line rents, stock compensation, gains or losses from extinguishment of debt and deconsolidation of subsidiaries and unrealized foreign currency exchange gains and losses.

4 WWW.CPA15.COM

**The Combined Company: A Diversified Portfolio**


Properties
W. P. Carey
CPA®:15
Geographic Presence
W. P. Carey
CPA®:15
Both Companies

**The Combined Company's Consolidated Investment Portfolio by Property Type**[6]


Other[7]
10%
Office
29%
Self Storage
10%
Retail
14%
20%
Industrial
17%
Warehouse/ Distribution

**The Combined Company's Consolidated Investment Portfolio by Geography**[6]


South
26%
West
20%
Midwest
11%
12%
East
31%
Europe

6 Based on annualized contractual minimum base rent of consolidated investments for the first quarter of 2012. Does not reflect equity investments.
7 Other properties include education and childcare, sports, land, nursing home and theater properties.

MERGER PROPOSAL 5

## Questions & Answers

*The following questions and answers briefly address some of the commonly asked questions about the special meeting of CPA®:15 stockholders and the merger. As they may not include all of the information that may be important to you, CPA®:15 urges you to carefully read the entire Joint Proxy Statement/Prospectus, including the annexes and other documents to which it has referred you before making your investment decision.*

**Q: What vote is required to approve the merger?**

**A:** A majority of the outstanding CPA®:15 common stock is required to approve the merger. A majority of the outstanding W. P. Carey listed shares is also required to approve the conversion to a REIT and the merger.

**Q: Is there a voting agreement relating to the REIT conversion and merger with CPA®:15?**

**A:** Yes. The Estate of Wm. Polk Carey, which as of June 30, 2012 holds approximately 28.91% of the outstanding W. P. Carey listed shares, is subject to a voting agreement pursuant to which those shares will be voted in favor of the merger and REIT conversion.

**Q: When is the merger expected to be completed?**

**A:** CPA®:15 and W. P. Carey expect to complete the merger in the third quarter of 2012 or as soon as possible thereafter; however, there can be no assurance as to when, or if, the merger will be completed. CPA®:15 and W. P. Carey reserve the right to abandon the merger if the Boards of Directors determine that the merger is no longer in the best interests of CPA®:15 stockholders or W. P. Carey shareholders, respectively.

**Q: Are there any conditions to completion of the merger?**

**A:** Yes. The merger is subject to a number of conditions, including, among others, the following:

- approval of the merger by the requisite vote of the CPA®:15 stockholders and W. P. Carey shareholders;
- the registration statement, of which the Joint Proxy Statement/Prospectus forms a part, will have become effective and no stop order will have been issued or threatened by the SEC with regard to the registration statement and all necessary state securities or blue sky authorizations shall have been received;
- no order, injunction or other legal restraint or prohibition preventing the consummation of the merger will be in effect;
- all consents and waivers from third parties will have been obtained or waived;
- W. P. Carey's conversion to a REIT will have occurred;
- the merger of CPA®:15 with and into an indirect wholly-owned subsidiary of CPA®:15 will have occurred; and
- the shares of W. P. Carey Inc. common stock shall have been approved for listing on the NYSE.

If any of these conditions or any of the other conditions specified in the merger agreement are not satisfied, the merger may be abandoned by either CPA®:15 or W. P. Carey.

**Q: What is the expected ongoing rate of return of a CPA®:15 stockholder on his or her original investment?**

**A:** Each CPA®:15 stockholder currently receives $0.729 of annual distributions per share, which represents an annual rate of return of 7.35% on invested capital of $9.92 per share (an original investment of $10.00 per share of CPA®:15 common stock, less a special distribution of $0.08 per share on January 15, 2008). Based on W. P. Carey Inc.'s anticipated annualized distribution rate of $2.60 per share following completion of the merger, each holder of CPA®:15 common stock is expected to receive $0.605 in distributions on the 0.2326 shares of W. P. Carey Inc. common stock received in exchange for each CPA®:15 share they own. This represents an annual rate of return of 6.98% on invested capital of $8.67 per share (an original investment of $10.00 per share of CPA®:15 common stock less the $0.08 per share special distribution on January 15, 2008 and the $1.25 of cash received as part of the merger consideration).

**Q: Will CPA®:15 stockholders who participated in CPA®:15's distribution reinvestment and stock purchase plan immediately prior to its suspension, and who desire to participate in the distribution reinvestment and stock purchase plan of W. P. Carey Inc. following completion of the merger, be able to continue to participate in such plan?**

**A:** CPA®:15 has continued the suspension of its distribution reinvestment and stock purchase plan (the "CPA®:15 DRIP") in light of the merger.

- Each CPA®:15 stockholder who was a participant in the CPA®:15 DRIP immediately prior to its suspension and who desires to take part in the distribution reinvestment and stock purchase plan of W. P. Carey Inc. (the "W. P. Carey Inc. DRIP") following completion of the merger will automatically be enrolled.
- Each CPA®:15 stockholder who was a participant in the CPA®:15 DRIP but who does not desire to take part in the W. P. Carey Inc. DRIP should contact W. P. Carey's Investor Relations Department by calling 1-800-WP CAREY.
- Each CPA®:15 stockholder who desires to take part in the W. P. Carey Inc. DRIP but is not a participant in the CPA®:15 DRIP will be allowed to follow the procedures applicable to participation in the W. P. Carey Inc. DRIP. Instructions to enroll in W. P. Carey Inc.'s DRIP will be provided upon the issuance of its common stock.

**Q: Will holders of CPA®:15 common stock have to pay federal income taxes as a result of the merger?**

**A:** Although holders of CPA®:15 common stock generally will not recognize gain in the merger for federal income tax purposes with respect to their receipt of W. P. Carey Inc. common stock, they will recognize gain on their CPA®:15 common stock for federal income tax purposes up to the amount of cash that they receive in the merger.

**Q: Once the merger has been completed, do CPA®:15 stockholders have to do anything to receive their shares of W. P. Carey Inc. common stock?**

**A:** No. Following the completion of the merger, W. P. Carey Inc. will cause its transfer agent to record the issuance of the shares of W. P. Carey Inc. common stock to the holders of CPA®:15 common stock on its stock records. We will issue shares of W. P. Carey Inc.

6 WWW.CPA15.COM

common stock to holders of CPA®:15 common stock in un-certificated book-entry form. No physical share certificates will be delivered. The stockholder will receive confirmation of the number of W. P. Carey Inc. shares acquired at the close of the merger.

**Q: How can I transfer my new W. P. Carey Inc. book entry shares into a brokerage account?**

**A:** To request a transfer of the W. P. Carey Inc. book entry shares into a brokerage account, the stockholder should contact his or her broker/dealer who may ask the stockholder to provide a Computershare account statement evidencing the stockholder's book-entry position and the Computershare account information.

For transfers of individual positions, the broker/dealer will initiate a Profile transfer using DTC's Direct Registration System (DRS). This system allows the broker/dealer to electronically move the stockholder's position from a direct registration book-entry position on the books of the transfer agent to a position recorded at the broker/dealer within the stockholder's brokerage account. The registration on the records of the transfer agent will need to match the registration on the brokerage account.

If the stockholder's shares are in qualified registration with a custodian of record, the custodian may request a transfer of the W. P. Carey Inc. book entry shares to brokerage on behalf of all stockholders for whom they act as custodian.

**Q: When and where is the special meeting?**

**A:** The special meeting of CPA®:15 stockholders will be held on September 13, 2012 at 3:00 p.m. Eastern Time at the offices of
Clifford Chance US LLP
31 West 52nd Street
4th Floor Conference Center
New York, NY 10019

**Q: What do I need to do now?**

**A:** You should carefully read and consider the information contained and incorporated by reference into the Joint Proxy Statement/Prospectus, including its annexes. It contains important information about the factors that the Board of Directors of CPA®:15 considered in evaluating whether to vote to approve the merger.

You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting, or authorize your proxy by telephone or over the Internet in accordance with the instructions on your proxy card.

***The Board of Directors of CPA®:15 unanimously recommends voting in favor of the proposed merger.***

**Q: Can I change my vote after I have mailed my signed proxy card?**

**A:** Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can revoke your proxy in four ways:

- Notify the corporate secretary of CPA®:15 in writing;
- Mail a new proxy card dated after the date of the proxy you wish to revoke;
- Submit a later dated proxy by telephone or over the Internet by following the instructions on your proxy card; or
- Attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy.

**Q: Who can help answer my additional questions?**

**A:** If you have additional questions about the merger, or would like additional copies of the Joint Proxy Statement/Prospectus, you can contact the proxy solicitor retained by CPA®:15:

**Computershare Fund Services**
1-866-432-8736

**Cautionary Statement Concerning Forward-Looking Statement:**
Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of W. P. Carey and CPA®:15 and can be identified by the use of words such as "may," "will," "should," "would," "assume," "outlook," "seek," "plan," "believe," "expect," "anticipate," "intend," "estimate," "forecast," and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the REIT conversion and the merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed REIT conversion and the merger. These statements are based on the current expectations of the management of W. P. Carey and CPA®:15. It is important to note that the combined company's actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. These risks, as well as other risks associated with the REIT conversion and the merger, are more fully discussed in the Joint Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 that W. P. Carey Inc. filed with the SEC in connection with the proposed REIT conversion and the merger on March 23, 2012, as amended. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this brochure may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this brochure. Except as required under the federal securities laws and the rules and regulations of the SEC, none of W. P. Carey Inc., W. P. Carey, or CPA®:15 undertakes any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this brochure or to reflect the occurrence of unanticipated events.

**Additional Information and Where to find it:**
This brochure shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY, W. P. CAREY INC. AND CPA®:15, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, W. P. CAREY INC., CPA®:15 AND THE PROPOSED REIT CONVERSION AND MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey's website (http://www.wpcarey.com) or by accessing CPA®:15's website (http://www.cpa15.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey Inc. or CPA®:15, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

**Participants in the Proxy Solicitation:**
Information regarding W. P. Carey's directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2012 in connection with its 2012 annual meeting of stockholders, and information regarding CPA®:15's directors and executive officers is available in its annual report or Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Other Information regarding the participants in the proxy solicitation and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Unless otherwise noted, data referenced in this brochure is as of March 31, 2012.

MERGER PROPOSAL 7

W.P. CAREY How to Vote BY TELEPHONE BY MAIL Call toll free 1-800-690-6903 Please sign and date the accompanying proxy card and There is no charge for this call; please have return it in the enclosed postage paid return envelope. Your proxy card in hand. If you sign and return the proxy card without BY INTERNET indicating your choices, you will have been deemed 1. Go to www.proxyvote.com to have voted in favor of the conversion and merger. 2. Please have your proxy card available. 3. Follow the simple instructions. BY ATTENDING THE SPECIAL MEETING The special meeting of CPA®:15 stockholders will be held on September 13, 2012, at 3:00 p.m. Eastern Time, at the offices of Clifford Chance US LLP 31 West 52nd Street 4th Floor Conference Center New York, NY 10019 If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, which has been retained to answer your questions. You can reach them at their toll-free number 1-866-432-8736. Please vote by September 12, 2012 YOUR VOTE IS IMPORTANT PLEASE ACT PROMPTLY Corporate Property Associates 15 50 Rockefeller Plaza New York, NY 10020 1-800-WP CAREY cpa15@wpcarey.com www.cpa15.com